

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   October 1, 2008

Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

       Re: American Nano Silicon Technologies, Inc.
               Amendment No. 4 to Form 10
               Filed September 18, 2008
               File No. 000-52940

Dear Mr. Fachun:

       We have completed our review of your Form 10 and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                        Sincerely,

                        Jessica S. Kane
                        Staff Attorney

cc: Frank J. Hariton, Esq. (via facsimile)